UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PIXELWORKS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options To Purchase Common Stock, $0.001 Par Value, of Pixelworks, Inc.
(Title of Class of Securities)

72581M 10 7
(CUSIP Number of Class of Underlying Securities)

Michael Yonker
Chief Financial Officer & Secretary,
Pixelworks Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062
(503) 454-1750
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:
Karen Dreyfus, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600
CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)

$8,479,189	$907.27

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 4,344,339 shares of Pixelworks, Inc. Common Stock, par value $0.001 per share (“Common Stock”), having an aggregate value of $8,479,189 as of August 25, 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the valus of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(7)
EXHIBIT (A)(8)
EXHIBIT (A)(9)
EXHIBIT (D)(2)

The filing of this Schedule TO shall not be construed as an admission by Pixelworks Inc. that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.
ITEM 1. SUMMARY TERM SHEET
      The information set forth under “Summary of Offer Expiring November 28, 2006” beginning on page 1 of the Offer Circular dated October 27, 2006 and attached as Exhibit (a)(1) (the “Offer Circular”), is incorporated by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
      (a) The name of the issuer is Pixelworks, Inc., an Oregon corporation (the “Company”). The address of the Company’s principal executive offices is 8100 SW Nyberg Road, Tualatin, Oregon 97062. The Company’s telephone number is (503) 454-1750.
      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees of the Company (as described in the Offer Circular) to exchange Eligible Grants (as defined in the Offer Circular) of options to purchase shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), for new grants of non-qualified stock options (the “New Grants”). The New Grants would be awarded under the Company’s 2006 Stock Incentive Plan (the “2006 Plan”) according to a ratio of one share under a New Grant for four shares under an Eligible Grant (the “Exchange Ratio”). The offer by the Company and the exchange of Eligible Grants for New Grants are each made upon the terms and conditions described in the Offer Circular and the related Election Form and Release Agreement attached as Exhibit (a)(2) and incorporated by reference (the “Election Form”).
      The information in the response to Question 40 (“How many Eligible Grants are there?”) in the Offer Circular is incorporated by reference.
      (c) The information in the response to Question 38 (“What is the price of our common stock?”) in the Offer Circular is incorporated by reference. No trading market exists for the Eligible Grants.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
      (a) The Company is the filing person. The information under Item 2(a) above is incorporated by reference. The information in the second paragraph of the response to Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) in the Offer Circular is incorporated by reference. A list of our directors and executive officers, the positions held by such persons as of October 27, 2006 and the contact information for such persons attached to the Offer Circular as Attachment C is incorporated by reference.
ITEM 4. TERMS OF THE TRANSACTION
      (a) The following information is incorporated by reference:
(i)	the terms and conditions in the Election Form; and

(ii)	the following information in the Offer Circular: the information under the caption “Summary of Offer Expiring November 28, 2006”; the information under the caption “The Offer,” including the responses to Questions 11 through 28; the information under the caption “Description of Terms and Conditions of New Grants,” including the responses to Questions 29 through 34; the information under the caption “Other Provisions; Administration,”

including the responses to Questions 35 through 45; and the information under the caption “Tax and Social Security Consequences,” including the responses to Questions 46 through 50.
      (b) The information in the response to Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) in the Offer Circular is incorporated by reference.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
      (a) The information in the response to Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) in the Offer Circular is incorporated by reference. The 2006 Plan, filed as Exhibit (d)(1), contains information regarding the Eligible Grants, and is incorporated by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
      (a) The following information from the Offer Circular is incorporated by reference: the information under the caption “Summary of Offer Expiring November 28, 2006”; the information under the caption “Background and Reasons for the Offer,” including the responses to Questions 1 through 7; and the information under the caption “Benefits and Risks of the Offer,” including the responses to Questions 8 through 10.
      (b) The following information is incorporated by reference:
(i)	the terms and conditions of the offer in the Election Form; and

(ii)	the following information in the Offer Circular: the information under the caption “Summary of Offer Expiring November 28, 2006”; and the information under the caption “Benefits and Risks of the Offer,” including the responses to Questions 8 through 10.
      (c) The information in the response to Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) and in the response to Question 44 (“Is Pixelworks contemplating any other transactions?”) in the Offer Circular is incorporated by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
      (a) The following information in the Offer Circular is incorporated by reference: the information under the caption “Summary of Offer Expiring November 28, 2006”; the information under the caption the “Description of Terms and Conditions of New Grants,” including the responses to Questions 29 through 34; and the information in the response to Question 40 under the caption “Other Provisions; Administration.”
      (b) Not applicable.
      (d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
      (a) For information with respect to the beneficial ownership of our common stock by the directors and executive officers who were beneficial owners of our common stock as of August 31, 2006, please refer to our definitive proxy statement on Schedule 14A filed with the SEC on October 5, 2006.

      (b) The information in the response to Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) in the Offer Circular is incorporated by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
      (a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS
      (a) The following information is incorporated by reference:
(1)	The information in the Offer Circular in response to Question 39 (“What information is available regarding Pixelworks?”), the information in Attachment B to the Offer Circular; and the information in “Additional Information; Incorporation of Documents by Reference”;

(2)	Audited consolidated financial statements of Pixelworks and subsidiaries as of and for the years ended December 31, 2005 and 2004 as contained on pages 48 through 79 under Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 13, 2006;

(3)	Unaudited consolidated financial statements of Pixelworks, Inc. and subsidiaries as of and for the three and six month periods ended June 30, 2006 and 2005 as contained on pages 3 through 19 under Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

(4)	Unaudited consolidated financial statements of Pixelworks, Inc. and subsidiaries as of and for the six months ended June 30, 2006 and 2005 as contained on pages 3 through 19 under Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

(5)	The ratio of earnings to fixed charges included in Attachment B to the Offer Circular.

(6)	The book value per share data included in Attachment B to the Offer Circular.
      (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION
      (a) The following information in the Offer Circular is incorporated by reference:
(1)	The information in the responses to Question 39 (“What information is available regarding Pixelworks?”), Question 42 (“How does the Offer relate to Pixelworks’ directors and executive officers?”) and Question 45 (“Are there any regulatory requirements or other approvals that Pixelworks must comply with or obtain?”); and

(2)	The information in the “Additional Information; Incorporation of Documents by Reference” section in the Offer Circular.
      (b) Not applicable.
ITEM 12. EXHIBITS
The Exhibit Index included in this Schedule TO is incorporated by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PIXELWORKS, INC.
By:	/s/ MICHAEL D. YONKER
Michael D. Yonker
Vice President, Chief Financial Officer, Treasurer and Secretary Date: October 27, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Document

(a)(1)	Offer Circular dated October 27, 2006, with attachments ((i) the Election Form and Release Agreement in Attachment A, (ii) Selected Financial Data in Attachment B, and (iii) List of Executive Officers and Members of the Board of Directors in Attachment C).

(a)(2)	Form of Election Form and Release Agreement

(a)(3)	Form of Statement of Employee Option Grants

(a)(4)	Form of How To Fill Out Election Form

(a)(5)	Press Release issued on October 27, 2006

(a)(6)	Email dated October 27, 2006 Announcing The Commencement Of The Election Period For The Exchange Program

(a)(7)	Questions and Answers Regarding Exchange (located on Pixelworks internal website)

(a)(8)	Presentation Regarding Exchange (located on Pixelworks internal website and to be used in presentations to employees)

(a)(9)	Form of Reminder E-Mail Message to Employees

(a)(10)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 13, 2006 (incorporated by reference)

(a)(11)	Audited consolidated financial statements of Pixelworks and subsidiaries as of and for the years ended December 31, 2005 and 2004 as contained on pages 48 through 79 under Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 13, 2006; (incorporated by reference)

(a)(12)	Unaudited consolidated financial statements of Pixelworks, Inc. and subsidiaries as of and for the three and six month periods ended June 30, 2006 and 2005 as contained on pages 3 through 19 under Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006 (each incorporated by reference)

(d)(1)	Pixelworks, Inc. 2006 Stock Incentive Plan, as contained in Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2006 (incorporated by reference)

(d)(2)	Form of New Grant Nonqualified Stock Option Agreement